HMF N-SAR


SUB-ITEM 77E:  Legal Proceedings

All Series of the Registrant

On February 25, 2011, Jennifer L. Kasilag, Louis
Mellinger, Judith M. Menendez, Jacqueline M.
Robinson, and Linda A. Russell filed a derivative lawsuit against Hartford Investment Financial
Services, LLC ("HIFSCO") (now known as
Hartford Funds Distributors, LLC) on behalf of six
Hartford retail mutual funds in the United States
District Court for the District of New Jersey, alleging that HIFSCO received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the 1940 Act when serving as investment manager and principal underwriter, respectively, to the Hartford retail mutual funds. Although this action was purportedly filed on behalf of certain of the Hartford Funds, none of the Hartford Funds is itself a defendant to the suit.
HIFSCO moved to dismiss and, in September 2011, the motion was granted in part and denied in part, with leave to amend the complaint. In
November 2011, plaintiffs filed an amended complaint on behalf of certain Hartford retail mutual funds, The Hartford Global Health Fund
(now known as The Hartford Healthcare Fund),
The Hartford Conservative Allocation Fund, The
Hartford Growth Opportunities Fund, The
Hartford Inflation Plus Fund, The Hartford
Advisers Fund (now known as The Hartford
Balanced Fund), and The Hartford Capital
Appreciation Fund. Plaintiffs seek to rescind the investment management agreements and distribution plans between HIFSCO and these funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation HIFSCO received, in addition to lost earnings. HIFSCO filed a partial motion to dismiss the amended complaint and, in December 2012, the court dismissed without prejudice the claims regarding distribution fees and denied the motion with respect to the advisory fees claims. In March
2014, the plaintiffs filed a new complaint that added as new plaintiffs The Hartford Floating
Rate Fund and The Hartford Small Company Fund and named as a defendant HFMC, which assumed the role as investment manager to the funds as of January 2013. In March 2015, the plaintiffs filed a new complaint that removed The Hartford Small
Company Fund as a plaintiff. HFMC and
HIFSCO dispute the allegations and have filed a motion for summary judgment. Plaintiff has filed a motion for partial summary judgment.

The Hartford Floating Rate Fund only

In July 2007, the Floating Rate Fund and more than 60 other lenders (known collectively as the "Transeastern Lenders") accepted the payoff of a guarantee from Tousa, Inc. ("Tousa"), a Florida homebuilder. In order to fund the payoff, Tousa borrowed money from certain new lenders and secured the loan by granting liens to the new lenders on the assets of certain Tousa subsidiaries (the
"Subsidiaries"). Tousa entered bankruptcy in January of 2008. In July of 2008, a committee of creditors of the Subsidiaries (the "Committee") brought suit against the Transeastern Lenders alleging that the Subsidiaries had received no benefit in return for the liens on their assets, that the Subsidiaries were co-borrowers on the loan from the new lenders, and that the Transeastern Lenders received the value of the liens when the Transeastern Lenders accepted the payoff. The Subsidiaries sought the avoidance of their liens and the return of the value of those liens to the bankruptcy estate. On October 13, 2009, the bankruptcy court in the Southern District of Florida ruled in favor of the Committee, avoided the liens, and ordered the Transeastern Lenders to return the payoff amount to the bankruptcy estate.
The Transeastern Lenders, together with the Fund, appealed the decision to the district court. On
February 11, 2011, the District Court ruled in favor of the Transeastern Lenders and the Fund and quashed the bankruptcy court opinion. The Committee appealed to the Eleventh Circuit. The Eleventh Circuit reinstated the bankruptcy court opinion, but remanded back to the District Court on the question of remedies. The District Court has not yet issued a decision. If found liable, the Fund would be required to return approximately $3-3.5 million to the bankruptcy estate. Management of the Fund believes resolution of this matter will not have a material impact on the Fund's financial statements.




201959080_3 LAW
21833358.3.BUSINESS
201959080_3 LAW
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